United Technologies Corporation (UTX)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, CA 90278
United Technologies Corporation shareholder
Shareholder Alert

It is time to tell Brian Rogers, the Chairman of the UTX Corporate Governance Committee, to get serious about passing proposal 4:

4. Approve an Amendment to the Restated Certificate of Incorporation to Eliminate Supermajority Voting for Certain Business Combinations

This is a repeat of the same proposal topic that was on the 2018 UTX annual meeting ballot.
It is a shame that the 2018 proposal did not receive the necessary votes since an overwhelming 76% of all shares outstanding voted in favor.
It is a shame for the Board to come so close to obtaining the necessary votes and fail.

Please contact Brian Rogers, the Chairman of the Corporate Governance Committee, and ask that UTX engage a proxy solicitor and adjourn the annual meeting if necessary to obtain the necessary votes.
Mr. Rogers is also the Non-Executive Chairman, T. Rowe Price Group, Inc.
Mr. Rogers should be able to be contacted at:
corpsec@corphq.utc.com

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy mailing.